EXHIBIT 99.129
                                                                --------------

                              CERTIFICATE REGARDING
                 UNDERTAKING PURSUANT TO SECTIONS 3.1 AND 3.4 OF
                         PROPOSED NATIONAL POLICY 41-201



TO:               Alberta Securities Commission
                  British Columbia Securities Commission
                  Saskatchewan Securities Commission
                  Manitoba Securities Commission
                  Ontario Securities Commission
                  Autorite des marches financieres
                  Office of the Administrator, New Brunswick
                  Nova Scotia Securities Commission
                  Registrar of Securities, Prince Edward Island
                  Securities Commission of Newfoundland and Labrador

RE:               Advantage Energy Income Fund (the "Fund")

Reference is made to proposed National Policy 41-201 ("NP 41-201") and the undertaking filed with the above securities commissions or similar regulatory authorities on November 21st, 2003 (the "Undertaking"). The Fund hereby certifies that, as of the date hereof, it has complied with the provisions of the Undertaking.

The undersigned has executed this undertaking in his capacity as an officer of the Fund.

                  DATED this 28th day of April, 2004.

                                                          ADVANTAGE ENERGY
                                                          INCOME FUND by
                                                          Advantage Oil & Gas
                                                          Ltd.



                                                         "PETER HANRAHAN"
                                                         -----------------------
                                                   Per:  Peter Hanrahan
                                                         Chief Financial Officer